Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP COMPLETES ACQUISITION OF TELWATER,

AUSTRALIAN LEADER IN ALUMINUM BOATS

Valcourt, Quebec, Canada, August 1, 2019 – BRP (TSX:DOO; NASDAQ:DOOO), announced today the completion of the previously-announced acquisition of 80% of the outstanding shares of Telwater Pty, Ltd (“Telwater”), Australia’s leading manufacturer of aluminum boats and trailers.

As BRP’s third boat acquisition, Telwater’s addition to the Marine Group is another step in helping create a strong offering and foundation to expand into new markets, with the objective of transforming the marine industry as it did for powersports.

“We are extremely pleased to welcome Telwater employees in the BRP family. This first acquisition for the Marine Group outside the United States is another milestone in our plan to become a global leader in this industry”, mentioned José Boisjoli, President and CEO of BRP.

The Telwater commitment to excellence and its reputation for reliability complement perfectly BRP’s state-of-the-art manufacturing expertise and innovation. This acquisition brings the BRP Marine Group one step closer in its quest to becoming a leader in the boating industry, building and integrating boats and engines to give consumers an unparalleled experience on the water.

For additional information on Telwater, visit telwater.com

To read the first press release on the subject, visit brp.com

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made up of approximately 12,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Evinrude, Rotax, Can-Am, Alumacraft, Manitou, Telwater and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this release, including, but not limited to, statements relating to the Marine Group of BRP and other statements that are not historical facts, may be “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “could”, “expects”, “plans”, “intends”, “anticipates” or “believes” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their nature, are based on assumptions, and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors, including those identified in BRP’s annual information form and management’s discussion and analysis of financial condition and results of operations. The forward-looking statements contained in this release represent BRP’s expectations as of the date of this release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries:

Elaine Arsenault

Senior Advisor, Media Relations

Tel.: 514.732.7092

medias@brp.com

For investor relations:

Philippe Deschênes

Manager Treasury and Investor Relations

Tel.: 514.732.7047

philippe.deschenes@brp.com